

Mail Stop 3561

March 26, 2010

Via U.S. Mail

Peter Dunn
President, Treasurer and Director
Empire Post Media, Inc.
280 South Beverly Drive, Suite 205
Beverly Hills, CA 90212

> **Re:** **Empire Post Media, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed March 17, 2010**
> **File No. 333-163782**

Dear Mr. Dunn:

We have reviewed your responses to the comments in our letter dated March 15, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Prospectus

Empire, page 3

1.   We note your response to our prior comment 1 and reissue in part. Please disclose, if true, that you estimate that your long term capital costs to build up your business by increasing your marketing program and name recognition will be between $50,000 and $100,000.

We May Incur Significant Costs To Be A Public Company, page 7

2.   We note your response to our prior comment 9 in your response letter dated March 17, 2010. However, please advise us how you plan to maintain an adequate separation of

powers that ensures that different employees will check and control the powers of other employees in light of the fact that you have only three part time employees to manage your business. Alternatively, revise your discloser to state that, to the extent that you have a limited number of employees, your ability to implement checks and balances in financial reporting will be limited.

Exhibit 5.1

3.   Refer to the first sentence of the first paragraph. Please provide an opinion for the Registration Statement on Form S-1 filed by Empire Post Media, Inc.

4.   Refer to the second to last sentence of the second paragraph. Please revise to include all assumptions you made in rendering your opinion and delete the reference to "assumptions that are customary in opinion letters of this kind."

Other

5.   Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement should this registration statement become effective after updated financial statements are required.

6.   Provide a currently dated consent from the independent public accountant in your next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: William B. Barnett
        Fax: (818) 999-6922